SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF FEBRUARY 2003

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                                IXOS SOFTWARE AG

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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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( BW)(IXOS-SOFTWARE-AG)(XOSY) IXOS Meets Growth Targets in H1
2002/2003

     Business Editors

     MUNICH & GRASBRUNN, Germany--(BUSINESS WIRE)--Feb. 4, 2003--IXOS SOFTWARE AG, a provider of document management solutions, generated double-digit growth in its sales revenue and income from operations in the first half of fiscal year 2002/2003.

     The IXOS Group's half-yearly sales revenue rose 10% from EUR 54.9 million to EUR 60.6 million, as already announced ad-hoc on January 24th. Growth drivers were the German sales region, which recorded an increase in sales revenue of 19% to EUR 16.6 million (previous year: EUR 13.9 million) and the business in the EMEA region, where sales revenue increased by 18% to EUR 20.0 million (previous year: EUR 17.0 million). Income from operations (EBIT) rose 12% to EUR 1.9 million (previous year: EUR 1.7 million). Interim profits totaled EUR 1.5 million (previous year: EUR 1.9 million). This corresponds to earnings per share of EUR 0.07 (previous year: EUR 0.09), taking the increased capital stock into account.

     Q2 particularly contributed to this growth. Income from operations (EBIT) totaled EUR 4.1 million (previous year: EUR 4.0 million). Consolidated sales revenue rose 5% to EUR 34.6 million (previous year: EUR 33.0 million). Earnings before taxes (EBT) dropped to EUR 3.7 million (previous year: EUR 4.5 million) due to negative exchange rate effects; earnings after taxes totaled EUR 3.7 million (previous year: EUR 4.5 million). This corresponds to earnings per share of EUR 0.17 (previous year: EUR 0.23).

     As of the reporting date December 31, 2002, the IXOS Group had cash and cash equivalents of EUR 41.2 million (previous year: EUR 34.3 million). Total assets amounted to EUR 105.4 million (previous year: EUR 99.3 million), the equity ratio totaled 71%. The company employed 794 people (June 30, 2002: 778).

     The Executive Board remains optimistic regarding the second half of the year. The acquisitions of Obtree Technologies Inc. and the operating business of the German company PowerWork AG, which were announced on January 24, 2003, will allow the IXOS Group to generate accelerated sales growth in excess of the previously forecasted 10% increase for fiscal year 2002/2003.

    --30--

     CONTACT: IXOS SOFTWARE AG
              IR-Hotline: ++49-89-4629 2400


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2003



                                     IXOS SOFWARE AKTIENGESELLSCHAFT


                                     By /s/ Robert Hoog____________
                                            Robert Hoog
                                            Chief Executive Officer


                                     and

                                     By /s/ Peter Rau______________
                                            Peter Rau
                                            Chief Financial Officer